Exhibit 16.1

SCHUMACHER & ASSOCIATES, INC.

Certified Public Accountants

2525 15th Street, Suite 3H

Denver, CO 80211

(303) 480-5037 FAX (303) 379-5394

December 4, 2007

United States Securities and Exchange Commission

Mail Stop 11-3

450 Fifth Street, N. W.

Washington D.C. 20549

Re:	Cornerworld Corporation, formerly Olympic Weddings International, Inc.

Dear Sirs/Madams:

The undersigned Schumacher & Associates, Inc. previously acted as independent accountants to audit the financial statements of Cornerworld Corporation, formerly Olympic Weddings International, Inc. We are no longer acting as independent accountants to the Company.

This letter will confirm that we have read Cornerworld Corporation’s statements included under Item 4 of its Form 8-K dated December 3, 2007, and we agree with such statements as they relate to us, except for the statement  regarding no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that if not resolved to our satisfaction, would have caused us to make reference thereto in the reports regarding the Registrant’s financial statements.

We were engaged to audit the June 30, 2007 financial statements of the Registrant. As a part of our auditing procedures we inquired regarding a Share Exchange Agreement dated May 11, 2007, the closing of which did not occur until subsequent to June 30, 2007.  The previous management of Olympic, represented verbally and in writing to us that the directors/officers would not receive anything from the sale of the stock. Subsequent to their representations, we discovered that the directors/officers were to receive free trading shares as compensation for the sale of their stock. The Share Exchange Agreement was amended stating that the directors/ officers were selling their restricted stock for $10, and that they would only receive stock options for consideration. In addition, the Company’s former legal counsel provided a legal opinion concurring with management’s representation.

During our review of the July 31, 2007 financial statements, contrary to the representations of the former management and the former legal counsel, we discovered that the prior president of the Company received 660,000 shares of restricted stock from the sale of his restricted stock, and that the shares distributed were not as previously disclosed in Form 8-K and the May 31, 2007 Form 10-KSB. Because both the 10-KSB and the 8-K had been filed with incorrect information, we informed the Company’s new President and new legal counsel in a conference call, that the correct disclosure would need to be included in the 10-QSB, and that the Forms 8-K and 10-KSB would need to be amended, otherwise we would withdraw our opinion. We also informed them that we needed representation from management or their attorney regarding what actually happened before we would sign off on the review and the amended reports. The company’s new management, per our request, took all required actions to file such amended disclosure in their SEC filings.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly,

Schumacher & Associates, Inc.